UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                             Commission File Number
                                    333-53987


(Check One):[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q []Form N-SAR For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
Jackson Products, Inc.
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Full Name of Registrant
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Former Name if Applicable


801 Corporate Centre Drive, Suite 300
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Address of Principal Executive Office (Street and Number)
Saint Charles, Missouri  63304
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Jackson Products, Inc. ("Jackson") is currently not in compliance with the financial covenants contained in its bank credit facility and its current forbearance agreement with its lenders will expire on April 10, 2003. Jackson, together with certain of its stockholders, is currently in negotiations with its lenders seeking an amendment to the credit facility that would be expected to resolve such non-compliance for at least the next twelve months. These negotiations were not completed by March 31, 2002, but Jackson is working towards entering into a credit facility amendment by April 15, 2003. Jackson can provide no assurance that the credit facility lenders will agree to any such amendment. If Jackson does not obtain such an amendment, then Jackson's audit opinion respecting its financial statements for the year ended December 31, 2002, will contain a going concern qualification. Additionally, without a credit facility amendment, after April 10, 2003, the credit facility lenders will be in a position to exercise any or all of their rights applicable to a default under the credit facility, including accelerating the maturity thereof and blocking payments on Jackson's 9 1/2% Senior Subordinated Notes due 2005.

Additionally, Jackson is still in the process of completing its preparation of financial information relating to its European operations for the year ended December 31, 2002.

For the foregoing reasons, Jackson is filing this Form 12b-25 respecting its annual report on Form 10-K for the fiscal year ended December 31, 2002. Jackson could not eliminate its inability to timely file without unreasonable effort or expense.

Jackson expects to file its annual report for the fiscal year ended December 31, 2002 on or before April 15, 2003.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
William L. Babler          636                  300-2700
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(Name)                  (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Jackson Products, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 2003
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By:/s/ William L. Babler
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Name: William L. Babler
Title: Chief Financial Officer